Shearman & Sterling llp

ABU DHABI
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www.shearman.com	212 848-4000	DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
	September 19, 2005	NEW YORK
VIA EDGAR		PARIS
ROME
SAN FRANCISCO
U.S. Securities and Exchange Commission		SINGAPORE
450 Fifth Street, N.W.		TOKYO
Washington, D.C. 20549		TORONTO
Mail Stop: 0409		WASHINGTON, D.C.
Attention: Ms. Elaine Wolff / Mr. Geoffrey Ossias
WebMD Health Corp.
Registration Statement on Form S-1 (File No. 333-124832)
     We refer to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to WebMD Health Corp. (the “Company”), dated September 16, 2005, with respect to Amendment No. 3 and Amendment No. 4 to the Registration Statement on Form S-1, File No. 333-124832 (the “Registration Statement”), filed by the Company with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), on September 14, 2005.
     On behalf of the Company, we are writing to respond to the Staff’s comments and to indicate the changes that have been made in Amendment No. 5 (“Amendment No. 5”) to the Registration Statement filed today with the Commission in response to the comments. The prospectus forming a part of any Registration Statement that we file with the Commission is referred to in this letter as the “Prospectus.” The numbered paragraphs and headings below correspond to the order of the Staff’s comments, which are repeated below in bold for your reference.
     To assist the Staff in reviewing Amendment No. 5, under separate cover, we have sent to your attention five clean copies and five marked copies of Amendment No. 5, together with the supporting materials requested by the Staff. All page number references in the responses below correspond to the page numbers contained in the marked copies of Amendment No. 5. The Company is also supplementally providing the Staff with documents in response to the Staff’s comment no. 1. The Company has requested confidential treatment under the Freedom of Information Act with respect to these materials.
     In connection with responding to the Staff’s comments, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, including in the Registration Statement; the Staff’s comments and the changes to the disclosure in its filings in response to the Staff’s comments do not foreclose the Commission from taking
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

any action with respect to its filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
General
1.	We note from page 4 that you are not currently a party to any “definitive” acquisition agreements. Please tell us what you mean by “definitive” and tell us whether you are a party to any non-binding agreements, such as letters of intent and term sheets. If so, please provide us with copies of those documents. We may have further comments.
          The Company notes the Staff’s comment and is hereby supplementally providing the Staff an overview of its acquisition strategy, as well as additional information regarding two potential acquisitions that the Company is presently considering. In response to the Staff’s comment, the Company has included additional disclosure under the “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” sections of the Prospectus to discuss these potential acquistions. See pages 35 and 57 of the Prospectus. Supplementally, the Company is submitting to the Staff, under separate cover, the requested documents relating to these potential acquisitions.
          As is market practice, when the Company engages in discussions with potential acquisition candidates, it enters into confidentiality agreements and is party to preliminary correspondence relating to the potential transaction. These documents customarily contain explicit statements that make clear that there is no binding obligation on either party with respect to the potential acquisition until a definitive agreement is executed by both parties. Preliminary, non-binding, correspondence and materials include bid letters and indicative term sheets. Accordingly, prior to such time that a definitive agreement (for example: an asset purchase agreement) is executed, the Company or the acquisition candidate may terminate discussions as to the potential transaction without either party incurring any liability.
          Overview of the Company’s acquisition strategy
          As disclosed in the “Summary” and the “Business” sections of the Prospectus, one of the Company’s business strategies is to acquire complementary businesses. See pages 4 and 64 of the Prospectus, where the Company states:
“Acquiring complementary online and offline services. We expect to continue to supplement our internal product development efforts with strategic acquisitions that add new capabilities or help us enter additional complementary markets. While we currently are not a party to any definitive agreement or other commitment with respect to future acquisitions, we regularly engage in discussions as to potential acquisitions.”

          At any given time, the Company is typically involved in numerous discussions with potential acquisition candidates. Historically, only a small portion of these discussions result in acquisitions that are actually consummated. Some of the Company’s potential acquisitions are not pursued beyond an initial review of background information, while others were considered more seriously before discussions were terminated, either by the Company or the potential acquisition candidate. For example, during the past 12 months, of the sizeable number of companies from which the Company received information for review in connection with a potential acquisition or with which the Company engaged in discussions, only three resulted in completed acquisitions—RxList LLC (which the Company acquired on October 1, 2004), MedicineNet, Inc. (which the Company acquired on December 24, 2004) and HealthShare Technology, Inc. (which the Company acquired on March 14, 2005). The Company has described all of these acquisitions in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Introduction—Acquisitions” section of the Prospectus on pages 42—43, and has included in the Prospectus all historical and pro forma financial information required by Regulation S-X in respect of these potential acquisitions.
          As discussed in the Prospectus, the Company is currently engaged in discussions as to potential acquisitions. However, the Company is not currently a party to any definitive agreement or other commitment with respect to any acquisition. Of the numerous preliminary discussions that the Company is presently engaged in, set forth below is background on the two potential acquisitions where the Company’s discussions have progressed the furthest. We refer to these two potential acquirees in this letter as: “Target A” and “Target B.” As noted above, both of these discussions are in their preliminary stages, and neither of these discussions has resulted in any definitive agreement or other commitment by the Company.
          Potential Acquisition of Target A
          Background
          Target A is a private company that provides online medical education services. The Company views the business of Target A as a complementary extension of Medscape from WebMD, its primary public portal for physicians and healthcare professionals.
          On July 11, 2005, Target A submitted a request to the Company and other potential acquirors requesting bids to purchase its business. Target A’s request for bids included a draft Asset Purchase Agreement for the consideration of all potential bidders. The Company initially responded to Target A’s bid request by letter on August 11, 2005, indicating that it would be interested in engaging in a dialogue with Target A. The Company’s response letter to Target A also set forth a proposed purchase price of $18 million, and was accompanied by a revised, electronically marked draft of the Asset Purchase Agreement, reflecting the Company’s initial comments. Following preliminary discussions between the Company and Target A, the Company sent Target A, on August 18, 2005, a revised written bid response letter setting forth a proposed purchase price of $19 million. The Company stated in its August 18, 2005 response letter that its proposal was conditioned upon, among other things, satisfactory completion of business, financial, legal and regulatory due diligence, all of which the Company would require to be completed before entering into any definitive agreement with Target A. Further, any proposed sale of Target A remains subject to the approval of the shareholders of Target A. On August 22, 2005, Target A executed an exclusivity letter, agreeing that it would discuss any potential sale of its business exclusively with the Company through September 22, 2005. The Company may, at any time, terminate its discussions with Target A, without either party incurring any liability.
          The Company is supplementally providing to the Staff copies of (i) Target A’s request dated July 11, 2005; (ii) the draft Asset Purchase Agreement, which accompanied Target A’s initial bid request; (iii) the Confidentiality Agreement, dated May 23, 2005, executed by the Company, relating to the potential acquisition of Target A; (iv) the Company’s initial written response, dated August 11, 2005; (v) the revised, electronically marked, draft Asset Purchase Agreement, reflecting the Company’s initial comments; (vi) the Company’s written response, dated August 18, 2005, revising its initial bid; and (vii) the exclusivity letter between the two parties, dated August 22, 2005. The Company has requested confidential treatment under the Freedom of Information Act with respect to these materials.
          As of today, the Company has not completed its due diligence on Target A. Accordingly, the Company anticipates seeking an extension to the above-mentioned “exclusive dealing” period with Target A beyond September 22, 2005. There is no assurance that the Company will get such an extension if it so requests. If the exclusivity period is not extended, Target A will be free to enter into acquisition discussions with other potential acquirors.
          The potential acquisition of Target A is not “significant” or “probable” under Regulation S-X
          With respect to the potential acquisition of Target A, no pro forma financial statements are required to be included in the Prospectus because the potential acquisition does not meet the probability or significance tests set forth under Rule 3-05 of Regulation S-X.
          Based on the background information described above, the Company is of the view that the potential acquisition of Target A is not “probable” within the meaning of Rule 3-05 of Regulation S-X. Even if the potential acquisition of Target A were to be viewed as probable (which, as noted above, we do not believe it is), Target A does not meet any of the significance thresholds set forth in Rule 3-05(b) of Regulation S-X:
•	the proposed purchase price for Target A is less than 15% of the Company’s total assets;

•	the total assets of Target A are less than 5% of the total assets of the Company and its consolidated subsidiaries; and

•	Target A has a pre-tax loss that is less than 5% of the Company’s pre-tax income.

          No additional disclosure is needed in the Prospectus with respect to the potential acquisition of Target A
          In light of the foregoing facts, and in consideration of the additional disclosure with respect to potential acquisitions that the Company has included in Amendment No. 5 in response to the Staff’s comment, the Company does not believe that additional disclosure in the Prospectus is necessary. This conclusion is based on an analysis of all of the factors typically analyzed in reaching disclosure judgments of this nature, including the amount and nature of the consideration which may be paid for Target A, the likelihood that a transaction will be consummated, the nature of Target A’s business and the Company’s history of pursuing acquisitions of complementary businesses.
          Specifically, there are numerous reasons why this acquisition may not occur, including the fact that due diligence has not been completed. In addition, even if this acquisition were to be consummated, Target A’s business is complementary to that of the Company’s, and the cash that would be paid by the Company for Target A is only approximately 15% of the net proceeds of the initial public offering by the Company of its Class A Common Stock and the $40 million in cash that its Parent will contribute to the Company prior to the completion of the initial public offering. As disclosed on page 57 of the Prospectus included in Amendment No. 5:
“We believe that the net proceeds from this offering and the additional $40,000 capital contribution that our Parent will contribute to us prior to this offering, together with our available cash resources and future cash flow from operations, will provide sufficient cash resources to fund these two potential acquisitions, meet the commitments described above and fund our currently anticipated working capital and capital expenditure requirements for at least the next twenty four months.”
          Additionally, we note that cash contribution from Parent is disclosed in the “Summary Financial Data,” “Capitalization,” “Dilution” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” sections of the Prospectus. The Company also notes that it believes it has adequately addressed the risks relating to potential acquisitions in the “Risks Related to Our Operations and Financial Performance—Acquisitions, business combinations and other transactions may be difficult to complete and, if completed, may have negative consequences for our business and our securityholders” section on page 17 of the Prospectus.
          Potential Acquisition of Target B
          Background
          Target B is a private company that is a supplier of online clinical reference content aimed at healthcare professionals and derives revenue from advertisers and sponsors. The Company views this business as a complementary extension of its content offerings on Medscape from WebMD, the Company’s primary public portal for physicians and other healthcare professionals.
          The Company has been engaged in sporadic discussions with Target B since February 2005. Since then, the Company has submitted two bids for Target B, one of which resulted in an exclusivity agreement that expired in April 2005, and which was not renewed. During the course of its discussions with Target B, the Company also began negotiating the terms of a stock purchase agreement in respect of the potential acquisition. However, there were significant differences in the views of the Company and Target B as to the terms of the potential transaction. Additionally, numerous business diligence items surfaced during the course of the Company’s discussions with Target B. Consequently, discussions relating to the stock purchase agreement was set aside. In the event that the Company and Target B enter into a definitive agreement with respect to the potential acquisition of Target B, the Company anticipates that the purchase price for Target B will be between $20 million—$25 million, and that such purchase price will be paid exclusively in cash.
          The stage of progress of the Company’s discussions with Target B is less advanced than that of Target A. Similar to Target A, the acquisition of Target B remain subject to the parties agreeing on the terms of the transaction, as well as the satisfactory completion of business, financial, legal and regulatory due diligence, all of which must be completed before the Company can enter into any definitive agreement to acquire Target B. The numerous business diligence items have surfaced during the Company’s discussions with Target B remain unresolved. Further, even if these business diligence issues were to be resolved to the Company’s satisfaction, this transaction would be subject to approval by Target B’s shareholders. The Company, at any time, may terminate its discussions with Target B, without either party incurring any liability.
          The Company is supplementally providing to the Staff copies of (i) the Confidentiality Agreement, dated January 27, 2005, executed by the Company, relating to the potential acquisition of Target B; and (ii) the Exclusivity Letter between the two parties, dated January 27, 2005.
          The potential acquisition of Target B is not “probable” under Regulation S-X
          Based on the background information described above, the Company is of the view that the potential acquisition of Target B is not “probable” within the meaning of Rule 3-05 of Regulation S-X.
          No audited financial statements
          Target B does not currently have available audited financial statements that have been prepared in accordance with generally accepted accounting principles. Accordingly, the Company has yet to complete its financial diligence on Target B and is unable to determine the impact of any adjustments to make such unaudited financial statements comply with generally accepted accounting principles without further due diligence. Since the Company has reviewed the unaudited financial statements of Target B, it is not currently in a position to reach a definitive conclusion whether Company B meets any of the significance thresholds set forth in Rule 3-05(b) of Regulation S-X. Target B clearly does not meet two of the significance tests set forth under Regulation S-X:
•	the proposed purchase price for Target B is approximately 15% of the Company’s total assets; and

•	the total assets of Target B are less than 5% of the total assets of the Company and its consolidated subsidiaries.
          In respect of the third significance test, based on currently available unaudited financial statements of Target B, Target B’s pre-tax income appears to be approximately 20% of the pre-tax income of the Company and its consolidated subsidiaries.
          No additional disclosure is needed in the Prospectus with respect to this potential acquisition
          In light of the foregoing facts, and in consideration of the additional disclosure with respect to potential acquisitions that the Company has included in Amendment No. 5 in response to the Staff’s comment, the Company does not believe that additional disclosure in the Prospectus is necessary. Like the analysis conducted with respect to Target A, this conclusion is based on an analysis of all of the factors typically analyzed in reaching disclosure judgments of this nature, including the amount and nature of the consideration which may be paid for Target B, the likelihood that a transaction will be consummated, the nature of Target B’s business and the Company’s history of pursuing acquisitions of complementary businesses.
2.	We note from page 8 that upon consummation of this offering you expect to grant options to certain employees of your parent under your long-term incentive plan. To the extent necessary to comply with your disclosure obligations under Item 404 of Regulation S-K, please discuss these grants in your section on related party transactions.
          The Company notes the Staff’s comments and respectfully advises the Staff that because the anticipated grants referenced on page 8 of the Prospectus will be made to employees of its Parent, as opposed to the Parent as an entity and as opposed to the Company’s own employees, it does not believe that disclosure in the Prospectus pursuant to Item 404 of Regulation S-K is necessary. The Company has nonetheless revised the Prospectus to include the disclosure requested by the Staff in the section captioned “Certain Relationships and Related Party Transactions—Other Related Party Trasnactions” on page 117 of the Prospectus.
Cover Page
3.	Please remove from the cover page the statement that you will refer to WebMD Corporation in this prospectus as your Parent.

          The Company notes the Staff’s comments and has revised the Prospectus to remove from the cover page of the Prospectus the statement that it will refer to WebMD Corporation in the Prospectus as its Parent.
Use of Proceeds, page 35
4.	We note that proceeds of this offering may be used for, among other things, capital expenditures and acquisitions. We further note from page 57 that you anticipate capital expenditures of $40 million in 2005 and 2006. Finally, it appears that you may, at this time, be considering certain acquisitions. Please revise your disclosure to identify specific uses of proceeds, including the disclosure required by instruction 6 to Item 504 of Regulation S-K. To the extent the proceeds of this offering are not sufficient to meet your identified uses, please identify alternative sources of funding.
          The Company notes the Staff’s comment and has revised the Prospectus to provide for the disclosure requested by the Staff. See “Use of Proceeds” on page 35 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on page 57 of the Prospectus. The Company has not disclosed the identities of Target A and Target B in the Prospectus because, consistent with Instruction 6 to Item 504 of Regulation S-K, it believes that public disclosure of such information would jeopardize its discussions with these companies.
Management’s Discussion and Analysis, page 40
Liquidity and Capital Resources, page 55
5.	We note that your parent has agreed to provide you with $40 million at the close of this offering. Please tell us where we can find a record of your parent’s commitment to provide you with this funding. If the parent has no contractual obligation to provide this funding, please tell us why it is appropriate for you to rely on it for purposes of your discussion of liquidity.
          The Company notes the Staff’s comments and respectfully advises the Staff that its Parent has advised the Company that it will contribute $40 million, in cash, to the Company prior to the completion of the offering. It is anticipated that this contribution will be made prior to the effectiveness of the Registration Statement. The Company respectfully advises the Staff that it will not submit an acceleration request for the effectiveness of its Registration Statement until such contribution has been completed.
Directors and Executive Officers, page 91
6.	Based on your current disclosure, it appears that Mr. Dimick and Mr. Manning have not held executive officer positions since 2002 and 1998, respectively. Also, it appears that Mr. Keller has been the senior vice president of sales at Martek Biosciences since 1993. Please confirm or revise to provide a full five years of employment history for Messrs. Dimick, Keller and Manning.

          The Company notes the Staff’s comment and hereby confirms that Mr. Dimick and Mr. Manning have not held executive officer positions since 2002 and 1998, respectively. In response to the Staff’s comments, the Company has also revised the Prospectus to clarify Mr. Keller’s employment experience on page 93 of the Prospectus.

Exhibit 5.1
7.	Please confirm to us in writing that you concur with our understanding that the reference and limitation to General Corporation Law of the State of Delaware includes statutory provisions and also applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
          Shearman & Sterling LLP hereby confirms that it concurs with the Staff’s understanding that the reference and limitation in its opinion filed as Exhibit 5.1 to Amendment No. 4 to the Registration Statement, insofar that it relates to the General Corporation Law of the State of Delaware, includes statutory provisions and also applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
*  *  *  *  *  *  *
          Thank you for your prompt attention to the Company’s responses to the Staff’s comments. If the Staff has any further questions or comments concerning these responses, or if you require additional information, please feel free to contact me at (212) 848-7325.

Very truly yours,
/s/ Stephen T. Giove
Stephen T. Giove

cc:
Anthony Vuolo,
     Executive Vice President and Chief Financial Officer of WebMD Health Corp.
Douglas W. Wamsley,
     Executive Vice President, General Counsel and Secretary of WebMD Health Corp.
Charles A. Mele,
     Executive Vice President, General Counsel and Secretary of WebMD Corporation